NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

October 20, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated October 20, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

BARBARA O'NEILL

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-19 **OCTOBER 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Results For New Discoveries On Gillman Silver-Lead-Zinc Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide sample results for the Gillman silver-lead-zinc project, located 45 kilometers southeast of Revelstoke, British Columbia.

Samples taken on the five recently discovered strongly developed gossans have returned highly anomalous assays of silver, lead, zinc, nickel, copper, and molybdenum (Table 1). The five samples collected in the five zones averaged 0.6 grams per tonne (g/t) silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper 24 ppm molybdenum and 10 parts per billion (ppb) gold.

Table 1 Sample Results.

Sample #	Silver g/t	Lead ppm	Zinc ppm	Nickel ppm	Copper ppm	Molybdenum ppm	Gold ppb
324567	<0.2	36	101	12	40	<0.1	20
324568	0.9	64	547	56	204	31	5
324572	0.4	<2	894	904	19	14	10
324574	1.7	138	576	369	528	74	10
324575	<0.2	<2	1944	<1	122	<1	5

* All samples are grab samples of extremely gossanous material

A large boulder of quartz vein found in one of the gossan zones assayed 5.5 g/t silver, 0.29% lead, 1.32% zinc, 0.75% copper and 10 ppb gold.

The new zones occur along strike to the known mineralized occurrences on the Gillman claim block and lay along the mineralized Camborne fault. The expanded Gillman claim block now covers in excess of nine kilometers of this prospective geological structure known to host 86 mineral occurrences.

These assays confirm the Manson Creek's belief that this area of the Camborne fault system has the potential to host economic mineral occurrences. Planning is currently underway for follow up on these results.

Background

The 1,709 hectare Gillman claim group hosts at least five distinct precious and base metal zones: the Silver Dollar, Hillside, North, Gillman, and Homestead zones. Notable rock sampling results to date include 1,265 g/t silver, 17.40% lead, 21.50% zinc and 1.74 g/t gold in the footwall massive sulphides within the laterally extensive Silver Dollar zone. The Hillside zone has returned 3.0 meters of 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.20 g/t gold.

The Gillman project is located immediately south of Manson Creek's Meridian Gold project. The 2008 drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

In addition to the gold mineralization intersected in drill core, surface sampling conducted at the time of drilling outlined the high-grade potential present on the property with one grab sample assaying 194.00 g/t gold and 48.10 g/t silver (October 8, 2008, Press Release 08-18).

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-19 **OCTOBER 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Results For New Discoveries On Gillman Silver-Lead-Zinc Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide sample results for the Gillman silver-lead-zinc project, located 45 kilometers southeast of Revelstoke, British Columbia.

Samples taken on the five recently discovered strongly developed gossans have returned highly anomalous assays of silver, lead, zinc, nickel, copper, and molybdenum (Table 1). The five samples collected in the five zones averaged 0.6 grams per tonne (g/t) silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper 24 ppm molybdenum and 10 parts per billion (ppb) gold.

Table 1 Sample Results.

Sample #	Silver g/t	Lead ppm	Zinc ppm	Nickel ppm	Copper ppm	Molybdenum ppm	Gold ppb
324567	<0.2	36	101	12	40	<0.1	20
324568	0.9	64	547	56	204	31	5
324572	0.4	<2	894	904	19	14	10
324574	1.7	138	576	369	528	74	10
324575	<0.2	<2	1944	<1	122	<1	5

* All samples are grab samples of extremely gossanous material

A large boulder of quartz vein found in one of the gossan zones assayed 5.5 g/t silver, 0.29% lead, 1.32% zinc, 0.75% copper and 10 ppb gold.

The new zones occur along strike to the known mineralized occurrences on the Gillman claim block and lay along the mineralized Camborne fault. The expanded Gillman claim block now covers in excess of nine kilometers of this prospective geological structure known to host 86 mineral occurrences.

These assays confirm the Manson Creek's belief that this area of the Camborne fault system has the potential to host economic mineral occurrences. Planning is currently underway for follow up on these results.

Background

The 1,709 hectare Gillman claim group hosts at least five distinct precious and base metal zones: the Silver Dollar, Hillside, North, Gillman, and Homestead zones. Notable rock sampling results to date include 1,265 g/t silver, 17.40% lead, 21.50% zinc and 1.74 g/t gold in the footwall massive sulphides within the laterally extensive Silver Dollar zone. The Hillside zone has returned 3.0 meters of 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.20 g/t gold.

The Gillman project is located immediately south of Manson Creek's Meridian Gold project. The 2008 drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

In addition to the gold mineralization intersected in drill core, surface sampling conducted at the time of drilling outlined the high-grade potential present on the property with one grab sample assaying 194.00 g/t gold and 48.10 g/t silver (October 8, 2008, Press Release 08-18).

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-19 **OCTOBER 20, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Announces Results For New Discoveries On Gillman Silver-Lead-Zinc Project

Manson Creek Resources Ltd. (Manson Creek) is pleased to provide sample results for the Gillman silver-lead-zinc project, located 45 kilometers southeast of Revelstoke, British Columbia.

Samples taken on the five recently discovered strongly developed gossans have returned highly anomalous assays of silver, lead, zinc, nickel, copper, and molybdenum (Table 1). The five samples collected in the five zones averaged 0.6 grams per tonne (g/t) silver, 48 parts per million (ppm) lead, 812 ppm zinc, 268 ppm nickel, 182.6 ppm copper 24 ppm molybdenum and 10 parts per billion (ppb) gold.

Table 1 Sample Results.

Sample #	Silver g/t	Lead ppm	Zinc ppm	Nickel ppm	Copper ppm	Molybdenum ppm	Gold ppb
324567	<0.2	36	101	12	40	<0.1	20
324568	0.9	64	547	56	204	31	5
324572	0.4	<2	894	904	19	14	10
324574	1.7	138	576	369	528	74	10
324575	<0.2	<2	1944	<1	122	<1	5

* All samples are grab samples of extremely gossanous material

A large boulder of quartz vein found in one of the gossan zones assayed 5.5 g/t silver, 0.29% lead, 1.32% zinc, 0.75% copper and 10 ppb gold.

The new zones occur along strike to the known mineralized occurrences on the Gillman claim block and lay along the mineralized Camborne fault. The expanded Gillman claim block now covers in excess of nine kilometers of this prospective geological structure known to host 86 mineral occurrences.

These assays confirm the Manson Creek's belief that this area of the Camborne fault system has the potential to host economic mineral occurrences. Planning is currently underway for follow up on these results.

Background

The 1,709 hectare Gillman claim group hosts at least five distinct precious and base metal zones: the Silver Dollar, Hillside, North, Gillman, and Homestead zones. Notable rock sampling results to date include 1,265 g/t silver, 17.40% lead, 21.50% zinc and 1.74 g/t gold in the footwall massive sulphides within the laterally extensive Silver Dollar zone. The Hillside zone has returned 3.0 meters of 29.35 g/t silver, 1.01% lead, 0.54% zinc and 0.20 g/t gold.

The Gillman project is located immediately south of Manson Creek's Meridian Gold project. The 2008 drill campaign successfully intersected widespread gold mineralization adjacent to the historic Eva Mine. The seven hole, 1,141 meter (m), program successfully tested 600 m of mineralized strike length adjoining the historic gold producer and confirmed mineralization along a 250 m additional zone that cross cuts the main mineralized trend.

In addition to the gold mineralization intersected in drill core, surface sampling conducted at the time of drilling outlined the high-grade potential present on the property with one grab sample assaying 194.00 g/t gold and 48.10 g/t silver (October 8, 2008, Press Release 08-18).

EcoTech Laboratories based in Kamloops, British Columbia performed sample preparation and analysis. The samples are subjected to acid digestion and analysis for specific elements using a combination of inductively coupled plasma (ICP) emission spectrometry methods. Laboratory inserted duplicates and standards provided optimum precision and accuracy.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END